December 4, 2024

Mark King
Chief Executive Officer
MICROPAC INDUSTRIES, INC.
1655 State Hwy 66
Garland, Texas 75040

       Re: MICROPAC INDUSTRIES, INC.
           Preliminary Merger Information Statement on Schedule 14C Filed November 12, 2024
           File No. 000-05109
Dear Mark King:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Matthew L. Fry